CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

RECEIVED

2005 JUL 26 P 1:41




05009985

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

15 July 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

1.	Directorate Change; Resignation of N Paumgarten	14 July 2005
2.	Directors' Declarations; JC Demerval and M Harper	12 July 2005

Yours faithfully,

Krupali Patel

PROCESSED

JUL 28 2005

THOMSON FINANCIAL

Catlin Group Limited
15 July 2005

DIRECTORS' DECLARATIONS

On July 12, Catlin Group Limited (CGL) announced the appointment of two independent non-executive directors, Jean Claude Damerval and Michael Harper. The following information relating to those appointees in provided in satisfaction of Listing Rule 9.6.13:

During the past five years, Jean Claude Damerval has been (and remains) a director of Scottish Re Group Limited. During the same period, Michael Harper was (but has ceased to be) a director of Williams plc and Kidde plc. He remains a director of Umeco plc, Ricardo plc, BBA plc and Vitec plc.

Catlin Group Limited
15 July 2005

DIRECTORATE CHANGE

Catlin Group Limited (CGL), the international speciality property/casualty insurer and reinsurer, announces that Nicholas Paumgarten has stepped down as a non-executive director of the company with effect from 14 July 2005.